UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

Lear Corporation
(Name of Registrant as Specified In Its Charter)

MARCATO, L.P.
MARCATO II, L.P.
MARCATO INTERNATIONAL MASTER FUND, LTD.
MARCATO CAPITAL MANAGEMENT LLC
RICHARD T. MCGUIRE III
OSKIE MASTER FUND, LP
OSKIE CAPITAL MANAGEMENT, LLC
CLIVE ROWE
DAVID M. MARKOWITZ
ENRICO DIGIROLAMO
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION DATED MARCH 18, 2013

2013 ANNUAL MEETING OF STOCKHOLDERS
OF
LEAR CORPORATION

PROXY STATEMENT OF
MARCATO, L.P.
MARCATO II, L.P.
MARCATO INTERNATIONAL MASTER FUND, LTD.
MARCATO CAPITAL MANAGEMENT LLC
RICHARD T. MCGUIRE III
OSKIE MASTER FUND, LP
OSKIE CAPITAL MANAGEMENT, LLC
CLIVE ROWE
DAVID M. MARKOWITZ
ENRICO DIGIROLAMO

To Our Fellow Lear Stockholders:

        This proxy statement and accompanying WHITE proxy card are being furnished to stockholders of Lear Corporation, a Delaware corporation ("Lear" or the "Company"), by Marcato Capital Management LLC ("Marcato"), Oskie Capital Management, LLC ("Oskie") and the other Marcato-Oskie Group Participants (as hereinafter defined) (for convenience throughout this proxy statement we sometimes refer to Marcato, Oskie and the other Marcato-Oskie Group Participants collectively as the "Marcato-Oskie Group," "we," "our" or "us") in connection with the solicitation of proxies from you, the holders (the "Stockholders") of common stock, par value $0.01 per share, of the Company (the "Common Stock"), in connection with the 2013 Annual Meeting of Stockholders of the Company, including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof (the "2013 Annual Meeting"). The 2013 Annual Meeting is scheduled to be held on [                        ], [                        ], 2013, at [        ] a.m. (Eastern Time) at Lear Corporation's Corporate Headquarters, 21557 Telegraph Road, Southfield, Michigan 48033. The Company has set the close of business on March 21, 2013 as the record date (the "Record Date") for determining the Stockholders entitled to vote at the 2013 Annual Meeting.

        THIS SOLICITATION IS BEING MADE BY THE MARCATO-OSKIE GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD").

        This proxy statement and the accompanying WHITE proxy card are first being sent or given on or about [              ], 2013 to all holders of shares of Common Stock as of the Record Date.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on [    •    ], 2013: The proxy materials are available at [    •    ]

        We are soliciting your vote because we believe that the election of Richard T. McGuire III, David M. Markowitz and Enrico Digirolamo, our "Nominees," would contribute significantly to the Board and Lear's value creation for the Company's owners. We believe the Company would benefit greatly from new directors with ownership interests aligned with Stockholders and who will bring a sharper focus on returns on invested capital and a sense of urgency and responsiveness to changing capital market conditions to drive value creation for all owners. To that end, the Marcato-Oskie Group has nominated three highly respected executives with relevant financial and industry experience who we believe would bring the important voice of Lear's owners to bear on the Board's decision-making process. They are committed to helping identify opportunities to deliver enhanced value. We would expect these opportunities to include, but not be limited to, exploring changes in the Company's capital allocation strategy or changes to the Company's capital structure, an examination of capital expenditure plans to ensure investments are achieving attractive return thresholds, and a review of acquisition and divestiture alternatives to ensure that capital is being invested in operating businesses that deliver the most attractive risk-adjusted returns on investment over the long term. While no assurances can be given that the election of our Nominees to the Board will enhance value, particularly in light of their minority representation on the Board, we urge the Stockholders to support us in this effort by voting "FOR" our Nominees and the Stockholder Proposal (as defined below).

        We intend to vote all solicited proxies at the 2013 Annual Meeting in order to take the following actions:

  1.
  vote "FOR" the election of Richard T. McGuire III, David M. Markowitz and Enrico Digirolamo to serve as directors on the Board until the 2014 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified;

  2.
  vote "FOR" the Company's proposal to ratify the appointment of the firm of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013;

  3.
  vote "FOR" the Company's proposal for an advisory vote to approve the Company's executive compensation, as described further in the Company's Preliminary Proxy Statement on Schedule 14A, filed with the SEC on March 7, 2013 (the "Company's Proxy Statement");

  4.
  vote "FOR" the repealing of any provision of or amendment to the Amended and Restated Bylaws of the Company (the "Bylaws") adopted by the Board subsequent to November 9, 2009 without the approval of the Stockholders (the "Stockholder Proposal"); and

  5.
  transact such other business as may properly come before the 2013 Annual Meeting.

        Under the proxy rules, we may solicit proxies in support of our Nominees and also seek authority to vote for all of the Company's nominees other than those Company nominees we specify. This allows a Stockholder of the Company who desires to vote for up to a full complement of eight director nominees to use the WHITE proxy card to vote for our Nominees as well as the Company's nominees for whom we are seeking authority to vote other than those nominees as to which the Stockholder does not seek authority to vote and will not exercise authority to vote. We have determined to nominate a slate of three Nominees, Messrs. McGuire, Markowitz and Digirolamo, and are seeking authority to vote for up to all of the Company's nominees other than [                ]. As a result, should a Stockholder so authorize us on the WHITE proxy card, we would cast votes for our three Nominees and up to five of the Company's nominees. None of the Company's nominees for whom we seek authority to vote have agreed to serve with any of our Nominees, if elected, and there is no assurance that any of the Company's nominees will serve as directors if any or all of our Nominees are elected to the Board.

        THE MARCATO-OSKIE GROUP PARTICIPANTS URGE YOU TO VOTE THE WHITE PROXY CARD "FOR" RICHARD T. MCGUIRE III, DAVID M. MARKOWITZ AND ENRICO DIGIROLAMO AS DIRECTORS.

        The members of the Marcato-Oskie Group and the participants in this proxy solicitation (the "Marcato-Oskie Group Participants") are Marcato, Marcato, L.P. ("Marcato I"), Marcato II, L.P. ("Marcato II"), Marcato International Master Fund, Ltd. ("Marcato International"), Richard T. McGuire III (collectively with Marcato, Marcato I, Marcato II, and Marcato International, the "Marcato Stockholders"), Oskie Master Fund, LP ("Oskie Master Fund"), Oskie Capital Management, LLC ("Oskie"), Clive Rowe, David M. Markowitz (collectively with Oskie Master Fund, Oskie and Mr. Rowe, the "Oskie Stockholders") and Enrico Digirolamo.

        The principal executive offices of the Company are located at 21557 Telegraph Road, Southfield, Michigan 48033.

        According to the Company's Proxy Statement, on [                        ], 2013, there were [            ] shares of Common Stock of the Company issued and outstanding, each share of Common Stock being entitled to one vote on all matters presented at the 2013 Annual Meeting. As of the date hereof and as of the Record Date, Marcato I is the direct record owner of 1,000 shares of Common Stock and the beneficial owner of [1,261,464] shares of Common Stock, Marcato II is the direct record owner of 1,000 shares of Common Stock and the beneficial owner of [165,818] shares of Common Stock, Marcato International is the direct record owner of 1,000 shares of Common Stock and the beneficial owner of [4,225,744] shares of Common Stock, which together represents approximately [5.9]%(1) of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013). As of the date hereof and as of the Record Date, Oskie Master Fund is the direct record owner of 1,000 shares of Common Stock and the beneficial owner of [231,738] shares of Common Stock, which together represents approximately [0.2]% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013).

        In addition, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of [5,653,026] shares of Common Stock constituting [5.9]%(2) of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013), (ii) Marcato I may be deemed to be the beneficial owner of [1,261,464] shares of Common Stock constituting [1.3]% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013), (iii) Marcato II may be deemed to be the beneficial owner of [165,818] shares of Common Stock constituting [0.2]% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013), (iii) Marcato International may be deemed to be the beneficial owner of [4,225,744] shares of Common Stock constituting [4.4]% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013) and (iv) Oskie, Mr. Rowe and Mr. Markowitz may be deemed to be the beneficial owners of [488,683] shares of Common Stock constituting [0.5]% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013). Marcato I may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) [1,261,464] shares of Common Stock. Marcato II may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) [165,818] shares of Common Stock. Marcato International may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) [4,225,744] shares of Common Stock. Marcato, as the general partner of Marcato I, Marcato II and the investment manager of Marcato International, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or

(1)
All share ownership percentages included in this paragraph are based upon 95,704,487 shares of Common Stock outstanding as of February 8, 2013 as disclosed in the Company's Form 10-K filed on February 12, 2013.

(2)
All share ownership percentages included in this paragraph are based upon 95,704,487 shares of Common Stock outstanding as of February 8, 2013 as disclosed in the Company's Form 10-K filed on February 12, 2013.

direct the disposition of) the shares of Common Stock held by Marcato I, Marcato II and Marcato International. By virtue of Mr. McGuire's position as managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock held by Marcato I, Marcato II and Marcato International and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Marcato I, Marcato II and Marcato International. Mr. Markowitz, as Portfolio Manager of Oskie, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Oskie Master Fund and Oskie. By virtue of Mr. Markowitz's position as Portfolio Manager of Oskie, Mr. Markowitz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Oskie Master Fund and Oskie and, therefore, Mr. Markowitz may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Oskie Master Fund and Oskie. By virtue of Mr. Rowe's position as head of research of Oskie, Mr. Rowe may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Oskie Master Fund and Oskie and, therefore, Mr. Rowe may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Oskie Master Fund and Oskie. The number of shares of Common Stock set forth above includes options to purchase shares of Common Stock that are exercisable within the next 60 days.

        As reflected in more detail in Annex A, between January 30, 2013 and February 4, 2013, certain of the Marcato Stockholders entered into swaps with respect to the shares of Common Stock. Under the terms of the swaps, (a) the relevant Marcato Stockholder was obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (b) the counterparty was obligated to pay the relevant Marcato Stockholder any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the swaps was to be paid to the relevant Marcato Stockholder. All balances were to be settled in cash. The Marcato Stockholders' counterparty for the swaps was Morgan Stanley Capital Services LLC. The swaps did not give the Marcato Stockholders direct or indirect voting, investment or dispositive control over any securities of the Company and did not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, the members of the Marcato-Oskie Group disclaimed any beneficial ownership of any shares of Common Stock that may have been referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may have been held from time to time by any counterparty to the contracts. The number of shares of Common Stock specified in such swaps was 89,046 with respect to Marcato I, 12,826 with respect to Marcato II, and 516,168 with respect to Marcato International. As reflected in Annex A, the swaps were sold between February 25, 2013 and February 28, 2013.

        As reflected in more detail in Annex A, within the past year, certain of the Marcato Stockholders have been party to options to purchase shares of Common Stock pursuant to various American-style call options (which, as indicated on Annex A, were bought by the Marcato Stockholders, and which require the other counterparty thereto to sell and permit the relevant Marcato Stockholder to acquire such shares of Common Stock if exercised) with strike prices ranging from $0 to $55 and exercisable through dates ranging from March 16, 2013 to February 5, 2015. As of the date hereof, the Marcato Stockholders are not party to any options to purchase shares of Common Stock. The options to which the Marcato Stockholders were party were various American-style call options (which, as indicated on Annex A, were bought by the Marcato Stockholders, and which required the other counterparty thereto to sell and permitted the relevant Marcato Stockholder to acquire such shares of Common Stock if exercised) with strike prices of $55 and exercisable through March 16, 2013. None of the options gave the Marcato Stockholders direct or indirect voting, investment or dispositive control over any securities of the Company or required the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company prior to exercise. The number of shares of Common Stock underlying such call options was [423,300] with respect to Marcato I, [54,900] with respect to Marcato II and [1,421,800] with respect to Marcato International.

        As reflected in more detail in Annex A, within the past year, certain of the Marcato Stockholders have been party to options to sell shares of Common Stock pursuant to various put options (which, as indicated on Annex A, were sold by the Marcato Stockholders, and which permitted the other counterparty thereto to sell and required the relevant Marcato Stockholder to acquire such shares of Common Stock if exercised) with strike prices ranging from $25 to $40 and exercisable through dates ranging from March 16, 2013 to February 5, 2015. As of the date hereof, the Marcato Stockholders are not party to any options to sell shares of Common Stock. None of the options gave the counterparty direct or indirect voting, investment or dispositive control over any securities of the Company or required the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company prior to exercise. The number of shares of Common Stock underlying such put options was 423,300 with respect to Marcato I, 54,900 with respect to Marcato II and 1,421,800 with respect to Marcato International.

        As reflected in more detail in Annex A, within the past year, certain of the Oskie Stockholders have been party to options to purchase shares of Common Stock pursuant to various American-style call options (which, as indicated on Annex A, were bought by the Oskie Stockholders, and which require the other counterparty thereto to sell and permit the relevant Oskie Stockholder to acquire such shares of Common Stock if exercised) with strike prices ranging from $40 to $60 and exercisable through dates ranging from May 19, 2012 to September 21, 2013. As of the date hereof, the Oskie Stockholders are party to options to purchase [200,000] shares of Common Stock pursuant to various listed American-style call options (which, as indicated on Annex A, were bought by the Oskie Stockholders, and which require the other counterparty thereto to sell and permit the relevant Oskie Stockholder to acquire such shares of Common Stock if exercised) with strike prices of $50 and exercisable through March 16, 2013. None of the options gives the Oskie Stockholders direct or indirect voting, investment or dispositive control over any securities of the Company or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company prior to exercise. The number of shares of Common Stock underlying such call options is [94,800] with respect to Oskie Master Fund and [105,200] with respect to Oskie on behalf of its managed account.

        We intend to vote all of the shares of Common Stock that we beneficially own at the 2013 Annual Meeting "FOR" the election of our Nominees and to grant authority to vote for the Company's nominees other than [        ], "FOR" the Company's proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013, "FOR" the Company's proposal to approve, on an advisory basis, the Company's executive compensation, as described further in the Company's Proxy Statement and "FOR" our Stockholder Proposal.

        This proxy solicitation is being made by the Marcato-Oskie Group and not on behalf of the Board or the Company's management.

        WHETHER OR NOT YOU INTEND TO ATTEND THE 2013 ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY AUTHORIZING A PROXY TO VOTE "FOR" EACH PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE PROXY CARD TODAY.

        YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

 IMPORTANT VOTING INFORMATION

        If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

        If you hold your shares of Common Stock in "street name" with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a WHITE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed WHITE proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by internet or telephone, instructions will be included with the enclosed WHITE proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us, care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

        PLEASE DO NOT RETURN ANY BLUE PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2013 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY RETURNED A BLUE PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2013 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

        ONLY THE STOCKHOLDERS OF RECORD ON THE RECORD DATE ARE ENTITLED TO VOTE AT THE 2013 ANNUAL MEETING.

        HOLDERS OF SHARES OF COMMON STOCK AS OF THE RECORD DATE ARE URGED TO SUBMIT A WHITE PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

        IF YOU HOLD YOUR SHARES OF COMMON STOCK IN "STREET NAME" WITH A BANK, BROKERAGE FIRM, DEALER, TRUST COMPANY OR OTHER INSTITUTION OR NOMINEE ON THE RECORD DATE, ONLY THAT INSTITUTION CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE WHITE PROXY CARD AS SOON AS POSSIBLE.

        Innisfree M&A Incorporated is assisting us with our effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll-free at (877) 750-5837
Banks and Brokers may call collect at (212) 750-5833

        It is important that your shares of Common Stock be represented and voted at the 2013 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2013 Annual Meeting in person, please complete, date and sign the WHITE proxy card that has been provided to you by us (and not the BLUE proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote "FOR" the election of our Nominees and to grant authority to vote for the Company's nominees other than [                    ], "FOR" the Company's proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013, "FOR" the Company's proposal to approve, on an advisory basis, the Company's executive compensation, as described further in the Company's Proxy Statement and "FOR" our Stockholder Proposal.

[Remainder of page intentionally left blank]

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this proxy statement and the material accompanying this proxy statement.

[Remainder of page intentionally left blank]

 QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

        The following are some of the questions you may have as a Stockholder, as well as the answers to those questions. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

Who is making this solicitation?

        The solicitation for election of the Nominees and the other proposals described in this proxy statement at the 2013 Annual Meeting is being made by Marcato, Oskie and certain other participants that we refer to as the Marcato-Oskie Group Participants. Marcato and Oskie are Delaware limited liability companies. The principal business of each of Marcato and Oskie is to purchase, sell, trade and invest in securities. For more information regarding Marcato, Oskie and the Marcato-Oskie Group Participants, please see Annex A attached to this proxy statement.

What are we asking you to vote for?

        We are asking you to vote on the following actions on the WHITE proxy card at the 2013 Annual Meeting:

  1.
  vote "FOR" the election of Richard T. McGuire III, David M. Markowitz and Enrico Digirolamo to serve as directors on the Board until the 2014 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified;

  2.
  vote "FOR" the Company's proposal to ratify the appointment of the firm of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013;

  3.
  vote "FOR" the Company's proposal for an advisory vote to approve the Company's executive compensation, as described further in the Company's Proxy Statement; and

  4.
  vote "FOR" the repealing of any provision of or amendment to the Bylaws adopted by the Board subsequent to November 9, 2009 without the approval of the Stockholders.

        Please see the sections entitled "Proposal 1: Election of the Nominees," "Proposal 2: Ratification of the Appointment of Independent Accountants," "Proposal 3: Advisory Vote on the Company's Executive Compensation" and "Proposal 4: Repealing of Certain Provisions of or Amendments to the Bylaws Adopted Since November 9, 2009" for a more complete description of each of these proposals.

Why are we soliciting your vote?

        We believe the Company would benefit greatly from new directors with ownership interests aligned with Stockholders and who will bring a sharper focus on returns on invested capital and a sense of urgency and responsiveness to changing capital market conditions to drive value creation for all owners. To that end, the Marcato-Oskie Group has nominated three highly respected executives with relevant financial and industry experience who we believe would bring the important voice of Lear's owners to bear on the Board's decision-making process. They are committed to helping identify opportunities to deliver enhanced value. We would expect these opportunities to include, but not be limited to, exploring changes in the Company's capital allocation strategy or changes to the Company's capital structure, an examination of capital expenditure plans to ensure investments are achieving attractive return thresholds, and a review of acquisition and divestiture alternatives to ensure that capital is being invested in operating businesses that deliver the most attractive risk-adjusted returns on investment over the long term. While no assurances can be given that the election of our Nominees to the Board will enhance value, particularly in light of their minority representation on the Board, we urge the Stockholders to support us in this effort by voting "FOR" our Nominees and the Stockholder Proposal.

Who are the Nominees?

        We are proposing that Richard T. McGuire III, David M. Markowitz and Enrico Digirolamo be elected as directors of the Company to serve on the Board until the 2014 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified.

        The following table sets forth the name, age, present principal occupation, business address and business experience for the past five years and certain other information, with respect to the Nominees. This information has been furnished by the Nominees. In addition, this table sets forth a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company's business and structure.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Richard T. ("Mick") McGuire III (36)	One Montgomery Street, Suite 3250, San Francisco, CA 94104	Mr. McGuire is the founder of Marcato Capital Management LLC, and has served as its Managing Member since it was formed on October 27, 2009. Prior to founding Marcato Capital Management LLC, Mr. McGuire was a partner and senior investment professional at Pershing Square Capital Management where he worked from 2005-2009 and from January 2009 to May 2010 was the Non-Executive Chairman of Borders Group, Inc. where he was also a director from January 2008 to May 2010. Mr. McGuire has a bachelor's degree from Princeton University and is a graduate of Harvard Business School.

The Marcato-Oskie Group believes that the attributes, skills and qualifications that Mr. McGuire has obtained through his experience in identifying opportunities for value creation at companies and his commitment to serving the best interests of Stockholders, as well as his significant monetary interest in the Company's success will provide the Board and the Company with valuable perspectives regarding the financial aspects of the Company's business.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
David Markowitz (40)	10 East 53rd Street, 31st Floor, New York, NY 10022	Mr. Markowitz is a founder of Oskie Capital Management, LLC where he also has served as its portfolio manager since it was formed on June 30, 2010. From April 2009 until November 2009 he was a member of the Auto Team at the US Department of the Treasury, where he focused on the restructuring of General Motors in connection with the Presidential Task Force on the Auto Industry. Prior to his work at the Department of the Treasury, from July 1999 to March 2009 Mr. Markowitz was a founder and Senior Analyst at SLS Capital, an asset manager with in excess of $1 billion in capital under management. Mr. Markowitz has served as a director of RoadOne Intermodal Logistics since December 27, 2012. Mr. Markowitz has a bachelor's degree from the University of Michigan.

The Marcato-Oskie Group believes that Mr. Markowitz's experience in connection with the Presidential Task Force on the Auto Industry, his understanding of the issues facing the auto industry and his financial acumen and expertise will provide the Board and the Company with valuable insight into value-maximizing strategies.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Enrico Digirolamo (58)	2775 Sanders Road, Northbrook, IL 60062	Mr. Digirolamo has been Senior Vice President, Allstate Insurance since August 2010. From 2008 to 2010, Mr. Digirolamo was Vice President and Chief Financial Officer of General Motors Europe. Mr. Digirolamo is a director of Metromedia International Group, a privately held company. Mr. Digirolamo brings 35 years of experience in financial management in the auto industry. He served as CFO for General Motors in South America and CFO for General Motors in Europe. Mr. Digirolamo was a member of GM's European Strategy Board, Opel Supervisory Board, Saab Board of Directors, GM Russia and the Russian JV Avtovaz Boards of Directors. In his work for GM, Mr. Digirolamo also identified investors, hosted management presentations, conducted negotiations, managed due diligence, and supervised the sales process for Opel/Vauxhall and Saab. He has been responsible for managing daily operations including treasury operations, retail & wholesale banking, accounting, audit, tax, capital planning, pricing, and forward budgeting and financial planning and the related organizational structure. In addition, his responsibilities included the forward planning and financial evaluation of many subsidiaries and he has served in many internal boards for wholly owned subsidiaries. Mr. Digirolamo has a bachelor's degree from Central Michigan University and a MBA from Eastern Michigan University.

The Marcato-Oskie Group believes that the attributes, skills and qualifications that Mr. Digirolamo has obtained through his 35 years of experience in the auto industry across the United States, Europe and South America will provide the Board and the Company with valuable industry knowledge, management experience and insight into value-maximizing strategies.

        The Board currently consists of eight directors, all of whom are up for election at the 2013 Annual Meeting. According to the Company's Proxy Statement, the Board of the Company intends to nominate eight candidates for election as directors at the 2013 Annual Meeting. This proxy statement is soliciting proxies to elect Messrs. McGuire, Markowitz and Digirolamo, and to grant authority to vote for the Company's nominees other than [                    ]. Therefore, should a Stockholder so authorize us, we will cast votes for our three Nominees and up to five of the Company's nominees. None of the Company's nominees for whom we seek authority to vote have agreed to serve with any of our Nominees, if elected, and there is no assurance that any of the Company's nominees will serve as directors if any or all of our Nominees are elected to the Board.

        If elected, the Nominees will be a minority of the directors and will not alone be able to adopt resolutions or otherwise cause the Board to act. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with Board members, the Nominees believe they can effect positive change at the Company.

        The corporate governance guidelines of the Company, which are available on the Company's website at http://ir.lear.com, set forth guidelines to assist the Board in making a determination whether a director has a material relationship with the Company for purposes of determining independence. Based on the information furnished by the Nominees, we believe that each of the Nominees is independent and no member of the Marcato-Oskie Group has any knowledge of any facts that would prevent the determination that each of the Nominees is independent.

        You should refer to the Company's Proxy Statement for the names, background, qualifications and other information concerning the Company's nominees.

Who can vote at the 2013 Annual Meeting?

        According to the Company's Proxy Statement, the only securities eligible to be voted at the 2013 Annual Meeting are shares of Common Stock. Only Stockholders of record at the close of business on the Record Date, March 21, 2013, are entitled to vote at the 2013 Annual Meeting. Each share of Common Stock represents one vote, and all shares of Common Stock vote together as a single class. There is no cumulative voting. According to the Company's Proxy Statement, the total number of votes that can be cast at the 2013 Annual Meeting by all Stockholders is [                    ], consisting of one vote for each share of Common Stock that was outstanding on the Record Date.

How do proxies work?

        We are asking you to appoint RICHARD T. MCGUIRE III and DAVID M. MARKOWITZ as your proxy holders to vote your shares of Common Stock at the 2013 Annual Meeting. You make this appointment by voting the enclosed WHITE proxy card or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holders to vote your shares of Common Stock at the 2013 Annual Meeting, according to the directions you provide. You may vote for all, some, or none of our Nominees. Whether or not you are able to attend the 2013 Annual Meeting, you are urged to complete the enclosed WHITE proxy card and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification. IF YOU RETURN A VALID PROXY AND NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) "FOR" RICHARD T. MCGUIRE III FOR DIRECTOR; (II) "FOR" DAVID M. MARKOWITZ FOR DIRECTOR; (III) "FOR" ENRICO DIGIROLAMO FOR DIRECTOR; (IV) TO GRANT AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS, OTHER THAN [                    ]; (V) "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; (VI) "FOR" THE COMPANY'S PROPOSAL FOR AN ADVISORY VOTE TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION; (VII) "FOR" THE REPEALING OF ANY PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO NOVEMBER 9, 2009 WITHOUT THE APPROVAL OF THE STOCKHOLDERS; AND (X) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT THE MARCATO-OSKIE GROUP PARTICIPANTS DO NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE 2013 ANNUAL MEETING.

        We do not know of any other matters to be presented for approval by the Stockholders at the 2013 Annual Meeting. Unless you indicate otherwise on the WHITE proxy card, you also authorize your proxy holders to vote your shares of Common Stock in their discretion on any matters not known by us at the time this proxy statement was printed and that, under the Bylaws, may be properly presented for action by the Stockholders at the 2013 Annual Meeting.

What do I need for admission to the 2013 Annual Meeting?

        According to the Company's Proxy Statement, attendance at the 2013 Annual Meeting or any adjournment or postponement thereof will be limited to record and beneficial Stockholders as of the record date (March 21, 2013), individuals holding a valid proxy from a record holder and other persons authorized by the Company. If you are a Stockholder of record, or a recordholder, your name will be verified against the list of Stockholders of record prior to your admittance to the 2013 Annual Meeting or any adjournment or postponement thereof. You should be prepared to present photo identification for admission. If you hold your shares of Common Stock in "street name," you will need to provide proof of beneficial ownership on the record date, such as a brokerage account statement showing that you owned shares of Common Stock as of the record date, a copy of a voting instruction form provided by your broker, bank or other nominee, or other similar evidence of ownership as of the record date, as well as your photo identification, for admission. If you do not provide photo identification or comply with the other procedures described above, you will not be admitted to the 2013 Annual Meeting or any adjournment or postponement thereof. For security reasons, you and your bags may be subject to search prior to your admittance to the 2013 Annual Meeting.

What is the quorum requirement for the 2013 Annual Meeting?

        In order to carry on the business of the 2013 Annual Meeting, there must be a quorum. This means at least a majority of the outstanding shares of Common Stock eligible to vote must be represented at the meeting, either by proxy or in person. Treasury shares, which are shares owned by the Company itself, are not voted and do not count for this purpose. Abstentions and broker "non-votes" will be counted as present or represented at the 2013 Annual Meeting for purposes of determining the presence or absence of a quorum. A broker "non-vote" occurs when a broker or other nominee who holds shares of Common Stock for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner.

What is a broker non-vote?

        If you are a beneficial owner of shares of Common Stock and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on routine proposals but may not vote on non-routine proposals. As a beneficial owner of shares of Common Stock, you will not be deemed to have voted on such non-routine proposals. The shares that cannot be voted by brokers on non-routine matters are called broker non-votes. Broker non-votes will be deemed present at the 2013 Annual Meeting for purposes of determining whether a quorum exists for the 2013 Annual Meeting.

How many shares of Common Stock must be voted in favor of the Nominees to elect them?

        According to the Company's Proxy Statement, the election of directors at the 2013 Annual Meeting is considered a "Contested Election" as defined in the Company's Bylaws, and a nominee will be elected if he or she receives a plurality of the votes cast at the 2013 Annual Meeting (meaning those eight director nominees receiving the greatest number of votes cast "FOR" shall be elected). Votes withheld and broker non-votes are not votes cast and will result in the applicable nominees receiving fewer "FOR" votes for purposes of determining the eight nominees receiving the most votes.

How many shares of Common Stock must be voted in favor of the other proposals described in this proxy statement?

        Proposal 2:    Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013 requires the affirmative vote of a majority of the shares of Common Stock present at the 2013 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the 2013 Annual Meeting. Abstentions will have the same effect as a vote against this proposal. You may vote for or against or you may abstain on Proposal 2. Ordinarily, your broker does not need your voting instruction in order to vote your shares of Common Stock in connection with so-called "routine" matters, which typically include ratification of auditors. However, under the current circumstances of a contested election, if you are a beneficial owner holding shares of Common Stock through a broker and we have provided our solicitation materials to you with respect to such shares, your broker is not permitted to vote your shares of Common Stock on Proposal 2 without receiving instructions from you. Broker non-votes will not be counted in determining the number of shares of Common Stock necessary for approval of this proposal and thus will not have a direct effect on this proposal.

        Proposal 3:    The proposal to approve the Company's executive compensation on an advisory basis is not binding on the Company and will be considered to have been approved if it receives the affirmative vote of a majority of the shares of Common Stock present at the 2013 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the 2013 Annual Meeting. Abstentions will have the same effect as a vote against this proposal. You may vote for or against or you may abstain on Proposal 3. Your broker is not permitted to vote your shares of Common Stock on Proposal 3 without receiving instructions from you. Broker non-votes will not be counted in determining the number of shares of Common Stock necessary for approval of this proposal and thus will not have a direct effect on the proposal. The opportunity to vote on this Proposal 3 is required pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, as an advisory vote, the vote on this Proposal 3, if passed, is not binding upon the Company and serves only as a recommendation to the Board.

        Proposal 4:    Approval of the Stockholder Proposal requires the affirmative vote of a majority of the shares of Common Stock outstanding and entitled to vote at the 2013 Annual Meeting. Abstentions will have the same effect as a vote against this proposal. You may vote for or against or you may abstain on Proposal 4. Your broker is not permitted to vote your shares of Common Stock on Proposal 4 without receiving instructions from you. Broker non-votes will not be counted in determining the number of shares of Common Stock necessary for approval of this proposal and thus will have the same effect as a vote against this proposal.

        If other matters are properly brought before the 2013 Annual Meeting, the vote required will be determined in accordance with applicable law, the NYSE Listed Company Manual, and the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Bylaws, as applicable.

What should I do in order to vote for the Nominees and the other proposals?

        If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

        If you hold your shares of Common Stock in "street name" with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a WHITE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed WHITE proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by internet or telephone, instructions will be included on the enclosed WHITE proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to us, care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

        YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2013 Annual Meeting, we encourage you to read this proxy statement and date, sign and return your completed WHITE proxy card prior to the 2013 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2013 Annual Meeting in person, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above so that your vote will be counted if you later decide not to attend the 2013 Annual Meeting.

Can I use the WHITE proxy card to vote for any of the Company's nominees?

        Under the proxy rules, we may solicit proxies in support of our Nominees and also seek authority to vote for all of the Company's nominees other than those Company nominees we specify. This allows a Stockholder of the Company who desires to vote for up to a full complement of eight director nominees to use the WHITE proxy card to vote for our Nominees as well as the Company's nominees for whom we are seeking authority to vote other than those nominees as to which the Stockholder does not seek authority to vote and will not exercise authority to vote. We have determined to nominate a slate of three Nominees, Messrs. McGuire, Markowitz and Digirolamo, and are seeking authority to vote for up to all of the Company's nominees other than [                    ]. As a result, should a Stockholder so authorize us on the WHITE proxy card, we would cast votes for our three Nominees and up to five of the Company's nominees. None of the Company's nominees for whom we seek authority to vote have agreed to serve with any of our Nominees, if elected.

How do I revoke a proxy?

        Any Stockholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card or form sent to you by the Company. If you are a registered holder of shares of Common Stock, you may revoke a previously submitted proxy by:

  •
  signing, dating and returning the enclosed WHITE proxy card or any other later-dated proxy in the postage-paid envelope provided;

  •
  delivering to the Corporate Secretary of the Company a written notice of revocation c/o Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48033; or

  •
  attending the 2013 Annual Meeting and voting in person.

        Please note, however, that only your last-dated proxy will count—any proxy may be revoked at any time prior to its exercise at the 2013 Annual Meeting as described in this proxy statement. Attending the 2013 Annual Meeting alone without taking one of the actions above will not revoke your proxy.

        Stockholders who hold their shares of Common Stock in "street name" with a bank, brokerage firm, dealer, trust company or other institution or nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. You may also provide your bank, broker or other nominee with new voting instructions. Only your latest dated instructions will count. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2013 Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we may be aware of any revocation of a proxy.

        PLEASE DO NOT RETURN ANY BLUE PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2013 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY RETURNED A BLUE PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2013 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Who is paying for the solicitation on behalf of the Marcato-Oskie Group?

        Marcato and Oskie will pay all costs of the solicitation of proxies on behalf of themselves and the Marcato-Oskie Group Participants for the 2013 Annual Meeting. Marcato and Oskie do not intend to seek reimbursement of those costs from the Company.

Whom should I call if I have any questions about the solicitation?

        If you have any questions, or need assistance in voting your shares of Common Stock, please call our proxy solicitor, Innisfree M&A Incorporated. Stockholders may call toll-free at (877) 750-5837. Banks and brokers may call collect at (212) 750-5833.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY TO VOTE "FOR" THE ELECTION OF OUR NOMINEES AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY'S NOMINEES OTHER THAN [                    ], "FOR" THE COMPANY'S PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013, "FOR" THE COMPANY'S PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPANY'S EXECUTIVE COMPENSATION, AS DESCRIBED FURTHER IN THE COMPANY'S PROXY STATEMENT AND "FOR" OUR STOCKHOLDER PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on [    •    ], 2013: The proxy materials are available at [    •    ]

 BACKGROUND OF THE SOLICITATION

        On January 22, 2013, representatives of Marcato and Oskie had an initial conversation regarding the Company and its recent performance.

        On January 29, 2013, representatives of Marcato and Oskie met in person and continued discussing the Company and its recent performance. They also discussed the possibility of forming a group, nominating persons for election to the Board of the Company and soliciting proxies in support of such nominees.

        On January 30, 2013, a representative of the Oskie Stockholders initiated contact with Mr. Digirolamo about the possibility of serving as a nominee for election to the Board of the Company.

        On February 6, 2013, Mr. McGuire initiated conversations with Matt Simoncini, Chief Executive Officer of the Company, regarding the Marcato Stockholders' proposals for enhanced value creation for the Company and its Stockholders and the Marcato Stockholders' intention to nominate candidates to the Board at the 2013 Annual Meeting.

        On February 7, 2013, the Company issued a press release entitled "Lear Accelerates Pace of Share Repurchase Program and Increases Cash Dividend by 21%," which sets forth the Company's plan to increase the pace of its share repurchase program to $600 million during 2013 and which announced a dividend of $0.17 per share. Also on February 7, 2013, Marcato on behalf of the Marcato Stockholders and Oskie on behalf of the Oskie Stockholders entered into an agreement (the "Agreement"), thereby forming a group under the Exchange Act. The terms of the Agreement are described in "Proposal No. 1—Election of Directors; Arrangements between the Marcato-Oskie Group and the Nominees."

        On February 8, 2013, the Marcato-Oskie Group filed a Schedule 13D with the SEC announcing that the Marcato-Oskie Group had formed a group collectively holding more than 5% of the Company's outstanding Common Stock, and stating its intention to nominate candidates to the Board at the 2013 Annual Meeting and to engage in discussions with management of the Company and the Board regarding modifications to the Company's capital allocation practices and actions that the Marcato-Oskie Group believed would create enhanced value for Stockholders.

        On February 12, 2013, certain members of the Marcato-Oskie Group delivered a letter to the Company which sets forth, among other things, the Marcato-Oskie Group's belief that the Company's announcement to accelerate its share repurchase program and increase its dividend is insufficient and that the Company needs new Board members to bring about value creation for Stockholders by implementing new capital allocation practices and reevaluating the Company's divestiture and acquisition strategy.

        On February 14, 2013, the Marcato-Oskie Group sent a notice of nomination letter to the Company (the "February 14 Notice") indicating its intention to appear in person or by proxy at the 2013 Annual Meeting to nominate the Nominees and to move a proposal to repeal any amendments to the Company's ByLaws adopted by the Board and not by the Stockholders of the Company after November 9, 2009. The February 14 Notice was delivered to the Company prior to the February 16, 2013 deadline for the submission of director nominations by Stockholders at the 2013 Annual Meeting in accordance with the Company's ByLaws. We believe that the February 14 Notice complied with the information requirements relating to director nominations by Stockholders at the 2013 Annual Meeting and the information requirements relating to the Stockholder Proposal, in each case in accordance with the ByLaws. The Marcato-Oskie Group then issued a press release announcing the delivery of the February 14 Notice. On the same day, the Company issued a press release confirming that it received the February 14 Notice. Management of the Company and the Marcato-Oskie Group continued to discuss the Company's capital allocation practices.

        On February 25, 2013, a meeting was held between Mssrs. McGuire and Markowitz and certain of their team members and Mssr. Simoncini, Henry D.G. Wallace, the Non-Executive Chairman of the Board and Jeffrey H. Vanneste, the Senior Vice President and Chief Financial Officer of the Company, at the Company's headquarters. At that meeting, Mssrs. McGuire and Markowitz discussed with management a number of the Marcato-Oskie Group's proposals for enhancing stockholder value, including changes to the Company's capital allocation strategy, increasing the share repurchase program to higher levels than the Company had previously announced, exercising capital expenditure discipline and the merits of certain potential divestitures. Messrs. Simoncini and Wallace also asked questions regarding the value that the Nominees could add to the Board. Following the meeting on February 25, Mr. Simoncini expressed appreciation for the Marcato-Oskie Group's thoughts and proposed a second meeting to further discuss the recommendations.

        On March 8, 2013, Mssrs. McGuire and Markowitz and certain of their team members met for a second time with management at the Company's headquarters, where they further discussed the topics that were previously discussed at the February 25 meeting. At the conclusion of the meeting, management of the Company indicated that they were not prepared to implement any of the Marcato-Oskie Group's proposals at the present time.

        On March 8, 2013, the Marcato-Oskie Group filed its preliminary proxy statement and on March 18, 2013, the Marcato-Oskie Group filed Amendment No. 1 thereto.

 PROPOSAL NO. 1—ELECTION OF NOMINEES

        We propose that the Stockholders elect Richard T. McGuire III, David M. Markowitz and Enrico Digirolamo as directors of the Company at the 2013 Annual Meeting. According to publicly available information, the Board currently consists of eight directors, all of whom are up for election at the 2013 Annual Meeting. If our three Nominees are elected to the Board, they will replace three of the incumbent directors.

        The initial term of each Nominee, if elected, would be until the 2014 annual meeting of the Company or until their successors are duly elected and qualified in accordance with the Bylaws. Each Nominee has executed a consent to being named as a Nominee and to serving as a director of the Company, if so elected.

        According to the Company's Proxy Statement, the Board of the Company intends to nominate eight candidates for election as directors at the 2013 Annual Meeting. This proxy statement is soliciting proxies to elect Messrs. McGuire, Markowitz and Digirolamo and to grant authority to vote for the Company's nominees other than [                    ]. Therefore, should a Stockholder so authorize us, we will cast votes for our three Nominees and up to five of the Company's nominees. None of the Company's nominees for whom we seek authority to vote have agreed to serve with any of our Nominees, if elected and there is no assurance that they will do so.

        The corporate governance guidelines of the Company, which are available on the Company's website at http://ir.lear.com, set forth guidelines to assist the Board in making a determination whether a director has a material relationship with the Company for purposes of determining independence. Based on information furnished by the Nominees, we believe that each of the Nominees is independent and no member of the Marcato-Oskie Group has any knowledge of any facts that would prevent the determination that each of the Nominees is independent.

        In addition, each of the Nominees understands that, if elected as a director of the Company, each Nominee would have an obligation to act in the best interests of the Company and the Stockholders in accordance with his duties as a director.

        We are not seeking control of the Board at the 2013 Annual Meeting. If elected, the Nominees would be a minority of the directors and would not alone be able to adopt resolutions or otherwise cause the Board to act. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with Board members, the Nominees believe they can effect positive change at the Company.

        The Marcato-Oskie Group does not expect that the Nominees will be unable to stand for election. In the event that any Nominee is unable to serve or for good cause will not serve, the Marcato-Oskie Group may seek to replace such Nominee with a substitute nominee to the extent substitution is permissible under applicable law and the Company's organizational documents.

        The Marcato-Oskie Group reserves the right to nominate additional persons, to the extent this is not prohibited under applicable law or the Company's organizational documents, in the event the Company purports to increase the number of directorships, and/or the Company makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees or any additional nominee nominated pursuant to the foregoing, and/or any Nominee is unable to serve or for good cause will not serve. Additional nominations made pursuant to the foregoing are without prejudice to the position of the Marcato-Oskie Group that any attempt to change the size of the Board or disqualify any of the Nominees through Bylaw amendments or otherwise would constitute unlawful manipulation of the Company's corporate machinery. The Marcato-Oskie Group reserves the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any

Nominee. In the case that the Marcato-Oskie Group is permitted to substitute a nominee or propose an additional nominee, the Marcato-Oskie Group will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee or additional nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act. Only in such case will the shares of Common Stock of the Company represented by the enclosed WHITE proxy card be voted for substitute nominees or additional nominees.

Information Regarding the Nominees

        Information pertaining to the Nominees, including the name, age, present principal occupation, business address, and business experience for the past five years and certain other information, is set forth in the question and answer section of the proxy statement under the section entitled "Who are the Nominees?", which we urge you to read. This information has been furnished to us by the Nominees. Other than as disclosed in this proxy statement, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Nominee was or is to be selected as a director or nominee of the Company.

        You should refer to the Company's Proxy Statement for the names, background, qualifications and other information concerning the Company's nominees.

Arrangements between the Marcato-Oskie Group and the Nominees

        On February 7, 2013, Marcato on behalf of the Marcato Stockholders and Oskie on behalf of the Oskie Stockholders, entered into the Agreement thereby forming a group under the Exchange Act, which consists of the members of the Marcato-Oskie Group. The Agreement is attached to the Schedule 13D filed by the Marcato-Oskie Group on February 8, 2013 (the "Marcato-Oskie Group Schedule 13D"). Under the Agreement, each member of the Marcato-Oskie Group has agreed (a) not to sell, assign, transfer or otherwise dispose of (any such transaction being herein collectively called a "Transfer"), or to advise any of its affiliates to Transfer, all or any of the securities of the Issuer beneficially owned by it, (b) not to purchase or otherwise acquire (any such transaction being herein collectively called a "Purchase"), or to advise any of its affiliates to Purchase, any beneficial ownership of any of the securities of the Issuer, in each case, without first providing the other members of the Marcato-Oskie Group advance notice of such Transfer, (c) to, during the term of the Agreement, retain, and not in any way compromise or encumber, the right to vote any securities of the Issuer beneficially owned by it, (d) to attend the 2013 Annual Meeting, in person or by proxy, such that all shares of Common Stock of the Company held by such member of the Marcato-Oskie Group and its affiliates are represented at the 2013 Annual Meeting, (e) to vote such shares of Common Stock of the Company at the 2013 Annual Meeting, in person or by proxy, in favor of the persons nominated by one or more affiliates of Marcato or Oskie to the Board, and in favor of any ancillary or procedural actions or matters related to giving effect or required to effect the approval of the foregoing and (f) not to vote any securities of the Issuer other than as set forth in clause (e) at the 2013 Annual Meeting.

        Under the Agreement, each of Marcato and Oskie has agreed to be responsible for all costs and expenses incurred by such Marcato-Oskie Group member in connection with the Agreement, its investments in the Issuer and the actions and transactions contemplated by the Agreement or the Marcato-Oskie Group Schedule 13D. In the event that Marcato and Oskie incur certain out-of-pocket, third-party expenses (including, without limitation, fees and disbursements of counsel or accounting or valuation firms) jointly, each shall be responsible for its Share (as defined below) of such expenses. For the purposes of the Agreement, Marcato's or Oskie's "Share", as the case may be, shall be a fraction, expressed as a percentage, the numerator of which is the total number of shares of Common Stock of the Company as to which Marcato or Oskie, as the case may be, have voting and dispositive power and the denominator of which is the total number of shares of Common Stock of the Company to which the Marcato-Oskie Group Schedule 13D, as amended from time to time, relates. The Agreement will terminate upon the earlier to occur of (x) July 1, 2015, unless such date is extended by agreement of the parties thereto and (y) the date on which the parties mutually agree to terminate the Agreement.

        In consideration of the Nominees' agreement to be Nominees for election to the Board, Marcato and each Nominee has entered into an Engagement and Indemnification Agreement, pursuant to which each Nominee has agreed that such Nominee shall not be entitled to receive any cash or other consideration from Marcato or any member of the Marcato-Oskie Group in respect of the Nominee's agreement to be a nominee for election to the Board and to be named as such in the proxy soliciting materials related to the 2013 Annual Meeting, whether or not such Nominee is elected to the Board. Pursuant to the Engagement and Indemnification Agreement, Marcato has agreed to indemnify each Nominee for expenses arising out of claims made or threatened against such Nominee in connection with such Nominee's nomination to the Board and losses incurred in connection with their service as Nominees for election as directors of the Company and in connection with the solicitation of proxies in respect thereof, to the extent that indemnification is not otherwise available, including from the Company, and to reimburse the Nominees for out-of-pocket expenses incurred in their capacity as Nominees, including, without limitation, reimbursement for reasonable travel expenses.

        Other than as set forth herein or in Annex A, no Marcato-Oskie Group Participant and no associate of any Marcato-Oskie Group Participant has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Compensation of the Company's Directors

        If elected to the Board, except as set forth above or in Annex A, the Nominees will not receive any compensation from the Marcato-Oskie Group to serve as Nominees for election or as a director, if elected, of the Company. They will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation. The following discussion summarizes the Company's compensation and indemnification of directors based solely on the Company's Proxy Statement.

        According to the Company's public filings, each non-employee director receives an annual cash retainer of $110,000 and $1,500 for each Board and Stockholders' meeting attended in excess of twelve in a calendar year. The additional cash retainer for the Presiding Director, if any, and the Chairman of each of the Compensation Committee and the Nominating Committee is $10,000 and the additional cash retainer for the Chairman of the Audit Committee is $20,000. Meeting fees for special committees of the Board are set by the Board at the time of the formation of the special committee. Pursuant to the Company's Outside Directors Compensation Plan, each non-employee director received an annual unrestricted grant of shares of Common Stock approximately equal in value to $130,000 and subject to certain stock ownership guidelines.

        According to the Company, it has a long-standing practice of having stock ownership guidelines for non-employee directors. In 2007, the Compensation Committee modified the guidelines to provide for specified share ownership levels rather than a value of share ownership based on a multiple of a director's annual retainer. The stock ownership level of 13,000 shares of Common Stock must be achieved by each non-employee director within five years of becoming a director.

        According to the Company's Proxy Statement, the share ownership level of each current non-employee director as of March 1, 2013 was as follows:

Number of Shares of Common Stock Owned Beneficially
Thomas P. Capo(1)	9,590
Jonathan F. Foster(1)	10,950
Kathleen A. Ligocki(2)	2,132
Conrad L. Mallett, Jr.(3)	5,050
Donald L. Runkle	13,050
Gregory C. Smith	9,450
Henry D.G. Wallace(4)	9,366

(1)
According to the Company's Proxy Statement, this amount includes 3,198 deferred stock units, which are fully vested and convert into shares of common stock on a 1-for-1 basis upon the earliest of the director's departure from the Board, a change in control or the pre-established date elected by the director.

(2)
According to the Company's Proxy Statement, this amount includes 2,132 deferred stock units, which are fully vested and convert into shares of common stock on a 1-for-1 basis upon the earliest of the director's departure from the Board, a change in control or the pre-established date elected by the director.

(3)
According to the Company's Proxy Statement, this amount includes 1,599 deferred stock units, which are fully vested and convert into shares of common stock on a 1-for-1 basis upon the earliest of the director's departure from the Board, a change in control or the pre-established date elected by the director.

(4)
According to the Company's Proxy Statement, this amount includes 5,227 deferred stock units, which are fully vested and convert into shares of common stock on a 1-for-1 basis upon the earliest of the director's departure from the Board, a change in control or the pre-established date elected by the director.

        The Marcato-Oskie Group believes that the Company maintains, at its expense, a policy of insurance which insures its directors and officers. The Bylaws also contain provisions that provide for indemnification of directors, unless otherwise prohibited by law. The Certificate of Incorporation contains provisions eliminating the personal liability of a director to the Company or its Stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

        None of the Nominees, or any of their respective associates, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Securities Act of 1933, as amended ("Regulation S-K").

        None of the Nominees has any position or office with the Company and no occupation or employment with which the Nominees have been involved during the past five years was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company. None of the Nominees has ever served on the Board.

Interests of the Nominees

        The Marcato-Oskie Group expects that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Certificate of Incorporation. The Marcato-Oskie Group also believes that, upon election, the Nominees will be covered by the Company's officer and director liability insurance. The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this proxy statement.

        Other than as set forth under the section entitled "CERTAIN RELATIONSHIPS WITH THE COMPANY" and as otherwise described in this proxy statement, none of the persons listed on Annex A of this proxy statement, including any Nominee, or any associate of the foregoing persons, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2013 Annual Meeting.

        The Nominees and the other Marcato-Oskie Group Participants have furnished the additional information with respect to themselves located on Annex A to this proxy statement.

WE STRONGLY URGE YOU TO VOTE "FOR" THE ELECTION OF RICHARD T. MCGUIRE III, DAVID M. MARKOWITZ AND ENRICO DIGIROLAMO AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY'S NOMINEES OTHER THAN [                    ] BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE WHITE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE WHITE PROXY CARD "FOR" THE ELECTION OF RICHARD T. MCGUIRE III, DAVID M. MARKOWITZ AND ENRICO DIGIROLAMO AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY'S NOMINEES OTHER THAN [                    ].

        Please do not return any BLUE proxy card you may receive from the Company or otherwise authorize a proxy (other than on the WHITE proxy card delivered by us to you) to vote your shares of Common Stock for the Company's nominees. If you have already submitted a BLUE proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares of Common Stock for the Company's nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and return the enclosed WHITE proxy card in the postage-paid envelope provided. Only your latest dated proxy will be counted.

PROPOSAL NO. 2—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT ACCOUNTANTS

        As discussed in further detail in the Company's Proxy Statement, the Company has proposed that the Stockholders ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013. We do not object to the ratification of the appointment of Ernst & Young LLP and recommend that you vote "FOR" this proposal by checking the appropriate box and signing, dating and returning the enclosed WHITE proxy card. Additional information regarding this proposal is contained in the Company's Proxy Statement.

PROPOSAL NO. 3—ADVISORY VOTE ON THE COMPANY'S EXECUTIVE COMPENSATION

        As discussed in further detail in the Company's Proxy Statement and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Company has proposed that the Stockholders vote to approve, on an advisory basis, the compensation of those of the Company's named executive officers as described in the Company's Proxy Statement in accordance with the compensation disclosure rules of the SEC. According to the Company's Proxy Statement, Stockholders are being asked to vote on the following advisory resolution:

        "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's executive officers, as disclosed in the 2013 Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table and the other related tables and disclosures."

        This proposal often referred to as a "say on pay," and provides Stockholders with the ability to cast a vote with respect to the Company's 2013 executive compensation programs and policies and the compensation paid to the named executive officers as disclosed in the Company's Proxy Statement. This advisory vote on executive compensation is not binding on the Board. We have determined not to object to this proposal.

        As such, we recommend that you vote "FOR" the approval, on an advisory basis, of the compensation of the Company's named executive officers by checking the appropriate box and signing, dating and returning the enclosed WHITE proxy card.

        Additional information regarding this proposal is contained in the Company's Proxy Statement.

PROPOSAL NO. 4—REPEALING OF CERTAIN PROVISIONS OF OR AMENDMENTS TO THE BYLAWS ADOPTED SINCE NOVEMBER 9, 2009

        Pursuant to Section 6.6 of Article VI of the Bylaws and Article V(B) of the Certificate of Incorporation, the Board is authorized to make, alter, amend or repeal the Bylaws without the approval of the Stockholders. The Marcato-Oskie Group believes that the Stockholders of the Company should have the opportunity to amend or repeal any amendments unilaterally adopted by the Board subsequent to November 9, 2009, which is the date of the last publicly available Bylaws. Adoption of this resolution could have the effect of counteracting any unilateral adoption, amendment or repeal of the Bylaws by the Board that would impede the effectiveness of the proposed election of the Nominees, as applicable, negatively impact our ability to solicit and/or obtain proxies from Stockholders, countermine the will of the Stockholders expressed in those proxies or modify the Company's corporate governance regime. To the extent that Stockholders support a provision or amendment of the Bylaws unilaterally approved by the Board and that is repealed as a result of this resolution, adoption of this resolution would countermine the will of such Stockholders. We are not currently aware of any specific Bylaw provisions that would be repealed by the adoption of this proposal.

        Although adoption of this proposal could have the effect of repealing previously undisclosed Bylaw amendments, including those unrelated to the proposed election of the Nominees, without considering the beneficial nature, if any, of such amendments to the Stockholders, it would not repeal any such amendments that were approved by the Stockholders.

        Proposal No. 4 provides for the adoption of the resolution in the following form:

        "RESOLVED, that each provision or amendment of the Bylaws adopted by the Board without the approval of the Company's Stockholders subsequent to November 9, 2009 (purportedly the last date of reported changes) and prior to the approval of this resolution be, and they hereby are, repealed, effective as of the time this resolution is approved by the Company's stockholders."

WE STRONGLY URGE YOU TO VOTE "FOR" PROPOSAL NO. 4 AND TO USE THE WHITE PROXY CARD TO AUTHORIZE A PROXY TO VOTE "FOR" THE REPEALING OF ANY PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO NOVEMBER 9, 2009 WITHOUT THE APPROVAL OF THE STOCKHOLDERS.

 OTHER PROPOSALS

        We do not know of any other matters to be presented for approval by the Stockholders at the 2013 Annual Meeting. If, however, other matters are properly presented, the persons named in the enclosed WHITE proxy card will vote the shares of Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

NO APPRAISAL OR DISSENTER'S RIGHTS

        Stockholders will not have rights of appraisal or similar dissenter's rights with respect to any matters identified in this proxy statement to be acted upon at the 2013 Annual Meeting.

SOLICITATION OF PROXIES

        The solicitation for election of the Nominees will be made by the Marcato-Oskie Group Participants each of whom may be considered participants in the solicitation.

        Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, internet, in person and by advertisements. All written soliciting materials, including any emails or scripts to be used in soliciting proxies, will be filed by the Marcato-Oskie Group under the cover of Schedule 14A on the date of first use. Solicitations may also be made by certain of the respective directors, officers, members and employees of the members of the Marcato-Oskie Group Participants, none of whom will, except as described in Annex A attached hereto or elsewhere in this proxy statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as Nominees.

        We have retained Innisfree M&A Incorporated ("Innisfree") for solicitation and advisory services in connection with solicitations relating to the 2013 Annual Meeting. Innisfree will receive a fee not to exceed $400,000 and reimbursement of reasonable out-of-pocket expenses for its services to the Marcato-Oskie Group in connection with the solicitation. Approximately 50 people may be employed by Innisfree to solicit proxies from the Company's Stockholders for the 2013 Annual Meeting. Marcato has agreed to indemnify Innisfree in its capacity as solicitation agent against certain liabilities and expenses in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares of Common Stock held as of the record date. Marcato will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

        The entire expense of soliciting proxies for the 2013 Annual Meeting by the Marcato-Oskie Group or on the Marcato-Oskie Group's behalf is being borne by the members of the Marcato-Oskie Group. The Marcato-Oskie Group will not seek reimbursement of such costs from the Company. The Marcato-Oskie Group anticipates that the total expenses that it will incur in furtherance of, or in connection with, the solicitation of proxies for the 2013 Annual Meeting will be approximately $1,500,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. As of the date hereof, the Marcato-Oskie Group has incurred approximately $350,000 of solicitation expenses.

CERTAIN INFORMATION REGARDING THE MARCATO-OSKIE GROUP AND THE MARCATO-OSKIE GROUP PARTICIPANTS

        Annex A hereto includes information pertaining to Marcato, Oskie and the Marcato-Oskie Group Participants, including, as applicable, the name, present principal occupation or employment, business address, and certain other information with respect to Marcato, Oskie and the Marcato-Oskie Group Participants.

 CERTAIN RELATIONSHIPS WITH THE COMPANY

        Information as to any substantial interest, direct or indirect, by security holdings or otherwise with respect to the election of the nominees or the approval of the Stockholder Proposal is set forth herein. Except as otherwise set forth herein and in Annex A, which is incorporated herein by reference, none of the Marcato-Oskie Group Participants beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company.

        As of the date hereof and as of the Record Date, Marcato I is the direct record owner of 1,000 shares of Common Stock and the beneficial owner of [1,261,464] shares of Common Stock, Marcato II is the direct record owner of 1,000 shares of Common Stock and the beneficial owner of [165,818] shares of Common Stock, Marcato International is the direct record owner of 1,000 shares of Common Stock and the beneficial owner of [4,225,744] shares of Common Stock, which together represents approximately [5.9]%(3) of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013). As of the date hereof and as of the Record Date, Oskie Master Fund is the direct record owner of 1,000 shares of Common Stock and the beneficial owner of [231,738] shares of Common Stock, which together represents approximately [0.2]% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013).

        In addition, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of [5,653,026] shares of Common Stock constituting [5.9]%(4) of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013), (ii) Marcato I may be deemed to be the beneficial owner of [1,261,464] shares of Common Stock constituting [1.3]% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013), (iii) Marcato II may be deemed to be the beneficial owner of [165,818] shares of Common Stock constituting [0.2]% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013), (iii) Marcato International may be deemed to be the beneficial owner of [4,225,744] shares of Common Stock constituting [4.4]% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013) and (iv) Oskie, Mr. Rowe and Mr. Markowitz may be deemed to be the beneficial owners of [488,683] shares of Common Stock constituting [0.5]% of the issued and outstanding shares of Common Stock (based on information disclosed in the Company's Proxy Statement regarding the number of issued and outstanding shares of Common Stock on [                        ], 2013). Marcato I may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) [1,261,464] shares of Common Stock. Marcato II may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) [165,818] shares of Common Stock. Marcato International may be deemed to have the shared power to vote or direct the vote of (and the shared power to

(3)
All share ownership percentages included in this paragraph are based upon 95,704,487 shares of Common Stock outstanding as of February 8, 2013 as disclosed in the Company's Form 10-K filed on February 12, 2013.

(4)
All share ownership percentages included in this paragraph are based upon 95,704,487 shares of Common Stock outstanding as of February 8, 2013 as disclosed in the Company's Form 10-K filed on February 12, 2013.

dispose or direct the disposition of) [4,225,744] shares of Common Stock. Marcato, as the general partner of Marcato I, Marcato II and the investment manager of Marcato International, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock held by Marcato I, Marcato II and Marcato International. By virtue of Mr. McGuire's position as managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock held by Marcato I, Marcato II and Marcato International and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Marcato I, Marcato II and Marcato International. Mr. Markowitz, as Portfolio Manager of Oskie, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Oskie Master Fund and Oskie. By virtue of Mr. Markowitz's position as Portfolio Manager of Oskie, Mr. Markowitz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Oskie Master Fund and Oskie and, therefore, Mr. Markowitz may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Oskie Master Fund and Oskie. By virtue of Mr. Rowe's position as head of research of Oskie, Mr. Rowe may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Oskie Master Fund and Oskie and, therefore, Mr. Rowe may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Oskie Master Fund and Oskie. The number of shares of Common Stock set forth above includes options to purchase shares of Common Stock that are exercisable within the next 60 days.

        The date of purchase and number of shares of Common Stock purchased are set forth in Annex A to this proxy statement. Other than as disclosed on Annex A, Marcato, Oskie, the other participants in this solicitation and the Nominees have not effected any transaction in securities of the Company in the past two years. Certain of the shares of Common Stock owned by Oskie were acquired using prime brokerage account margin borrowing and cash on hand. As of the date hereof, no part of the purchase price or market value of any of the shares of Common Stock owned by Oskie or Marcato is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares of Common Stock.

        As reflected in more detail in Annex A, between January 30, 2013 and February 4, 2013, certain of the Marcato Stockholders entered into swaps with respect to the shares of Common Stock. Under the terms of the swaps, (a) the relevant Marcato Stockholder was obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (b) the counterparty was obligated to pay the relevant Marcato Stockholder any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the swaps was to be paid to the relevant Marcato Stockholder. All balances were to be settled in cash. The Marcato Stockholders' counterparty for the swaps was Morgan Stanley Capital Services LLC. The swaps did not give the Marcato Stockholders direct or indirect voting, investment or dispositive control over any securities of the Company and did not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, the members of the Marcato-Oskie Group disclaimed any beneficial ownership of any shares of Common Stock that may have been referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may have been held from time to time by any counterparty to the contracts. The number of shares of Common Stock specified in such swaps was [                    ] with respect to Marcato I, [                    ] with respect to Marcato II, and [                    ] with respect to Marcato International. As reflected in Annex A, the swaps were sold between February 25, 2013 and February 28, 2013.

        As reflected in more detail in Annex A, within the past year, certain of the Marcato Stockholders have been party to options to purchase shares of Common Stock pursuant to various American-style call options (which, as indicated on Annex A, were bought by the Marcato Stockholders, and which require the other counterparty thereto to sell and permit the relevant Marcato Stockholder to acquire such shares of Common Stock if exercised) with strike prices ranging from $0 to $55 and exercisable through dates ranging from March 16, 2013 to February 5, 2015. As of the date hereof, the Marcato Stockholders are not party to any options to purchase shares of Common Stock. The options to which the Marcato Stockholders were party were various American-style call options (which, as indicated on Annex A, were bought by the Marcato Stockholders, and which required the other counterparty thereto to sell and permitted the relevant Marcato Stockholder to acquire such shares of Common Stock if exercised) with strike prices of $55 and exercisable through March 16, 2013. None of the options gave the Marcato Stockholders direct or indirect voting, investment or dispositive control over any securities of the Company or required the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company prior to exercise. The number of shares of Common Stock underlying such call options was [423,300] with respect to Marcato I, [54,900] with respect to Marcato II and [1,421,800] with respect to Marcato International.

        As reflected in more detail in Annex A, within the past year, certain of the Marcato Stockholders have been party to options to sell shares of Common Stock pursuant to various put options (which, as indicated on Annex A, were sold by the Marcato Stockholders, and which permitted the other counterparty thereto to sell and required the relevant Marcato Stockholder to acquire such shares of Common Stock if exercised) with strike prices ranging from $25 to $40 and exercisable through dates ranging from March 16, 2013 to February 5, 2015. As of the date hereof, the Marcato Stockholders are not party to any options to sell shares of Common Stock. None of the options gave the counterparty direct or indirect voting, investment or dispositive control over any securities of the Company or required the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company prior to exercise. The number of shares of Common Stock underlying such put options was 423,300 with respect to Marcato I, 54,900 with respect to Marcato II and 1,421,800 with respect to Marcato International.

        As reflected in more detail in Annex A, within the past year, certain of the Oskie Stockholders have been party to options to purchase shares of Common Stock pursuant to various American-style call options (which, as indicated on Annex A, were bought by the Oskie Stockholders, and which require the other counterparty thereto to sell and permit the relevant Oskie Stockholder to acquire such shares of Common Stock if exercised) with strike prices ranging from $40 to $60 and exercisable through dates ranging from May 19, 2012 to September 21, 2013. As of the date hereof, the Oskie Stockholders are party to options to purchase [200,000] shares of Common Stock pursuant to various listed American-style call options (which, as indicated on Annex A, were bought by the Oskie Stockholders, and which require the other counterparty thereto to sell and permit the relevant Oskie Stockholder to acquire such shares of Common Stock if exercised) with strike prices of $50 and exercisable through March 16, 2013. None of the options gives the Oskie Stockholders direct or indirect voting, investment or dispositive control over any securities of the Company or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company prior to exercise. The number of shares of Common Stock underlying such call options is [94,800] with respect to Oskie Master Fund and [105,200] with respect to Oskie on behalf of its managed account.

        Mr. McGuire could be considered to have an interest in Proposal No. 1 and the Stockholder Proposal indirectly through his profit interests in the Shares held by the Marcato Stockholders as described below and through investments in certain of the Marcato Stockholders. In connection with his employment by Marcato, Mr. McGuire has a participatory interest in the profits derived by its affiliated entities from their investment in certain companies, including the Company.

        Mr. Markowitz and Mr. Rowe could be considered to have an interest in Proposal No. 1 and the Stockholder Proposal indirectly through their respective profit interests in the shares of Common Stock of the Company held by the Oskie Stockholders as described below and through investments in certain of the Oskie Stockholders. In connection with their employment by Oskie, Mr. Markowitz and Mr. Rowe each has a participatory interest in the profits derived by its affiliated entities from their investment in certain companies, including the Company.

        The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this proxy statement.

        Other than as set forth in this proxy statement or on Annex A hereto, after reasonable inquiry, none of Marcato, Oskie or the other Marcato-Oskie Group Participants, including the Nominees, nor any of their respective associates or majority-owned subsidiaries, is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

        Other than as set forth in this proxy statement or on Annex A hereto, after reasonable inquiry, no Marcato-Oskie Group Participant, and no associate of any Marcato-Oskie Group Participant, owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company, nor has any Marcato-Oskie Group Participant purchased or sold any securities of the Company within the last two years. Set forth in Annex A hereto are transactions in the Company's securities effected by each of the Marcato-Oskie Group Participants within the past two years.

        Other than as set forth in this proxy statement or on Annex A hereto, no Marcato-Oskie Group Participant and no associate of any Marcato-Oskie Group Participant has had or will have a direct or indirect material interest in any transaction since the beginning of the Company's last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000.

        Other than as set forth in this proxy statement or on Annex A hereto, there are no material proceedings in which the Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such Nominee or any such associate has a material interest adverse to the Company or any of its subsidiaries.

        There exist no family relationships between any Nominee and any director or executive officer of the Company.

        None of the Nominees is a current or former officer of the Company and none of the Nominees was an employee of the Company during fiscal year 2012. During fiscal year 2012, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity of which any Nominee was an executive officer.

CERTAIN ADDITIONAL INFORMATION

        Please refer to the Company's Proxy Statement and annual report for certain information and disclosure required by applicable law. This information and disclosure includes, among other things, securities of the Company held by the Company's directors, nominees, management and 5% Stockholders, certain biographical information on the Company's directors and executive officers, information concerning all matters requiring the approval of Stockholders, including the election of directors, information concerning executive compensation, information concerning the Company's procedures for nominating directors, information concerning the committees of the Company's Board and other information concerning the Company's Board, information on how to obtain directions to be able to attend the 2013 Annual Meeting and vote in person and procedures for submitting proposals for inclusion in the Company's Proxy Statement at the next annual meeting. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders must be received by the Company for inclusion in the Company's Proxy Statement and form of proxy for that meeting is also contained in the Company's Proxy Statement. This information is contained in the Company's public filings and the Company Stockholders should refer to the Company's Proxy Statement and its other public filings in order to review this disclosure.

        Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple Stockholders in your household. We will promptly deliver a separate copy of the document to you if you write or call our proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022. Stockholders may call toll-free at (877) 750-5837. Banks and Brokers may call collect at (212) 750-5833. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

        The information concerning the Company and the proposals in the Company's Proxy Statement contained in this proxy statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this proxy statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Nominees, Marcato, Oskie or the Marcato-Oskie Group Participants is given only to our knowledge.

        This proxy statement is dated [                  ], 2013. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to Stockholders shall not create any implication to the contrary.

        You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this proxy statement and other relevant documents that we file with the SEC at the SEC's website at www.sec.gov or by calling Innisfree at the address and phone number indicated above.

        Please refer to the Company's Proxy Statement and annual report filed with the SEC for certain additional information and disclosure required to be made by the Company in connection with the 2013 Annual Meeting and in accordance with applicable law.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY TO VOTE "FOR" THE ELECTION OF OUR NOMINEES AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY'S NOMINEES OTHER THAN [                  ], "FOR" THE COMPANY'S PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013, "FOR" THE COMPANY'S PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPANY'S EXECUTIVE COMPENSATION, AS DESCRIBED FURTHER IN THE COMPANY'S PROXY STATEMENT AND "FOR" OUR STOCKHOLDER PROPOSAL.

[                  ], 2013

                      Thank you for your support.

                      MARCATO, L.P.
                      MARCATO II, L.P.
                      MARCATO INTERNATIONAL MASTER FUND, LTD.
                      MARCATO CAPITAL MANAGEMENT LLC
                      RICHARD T. MCGUIRE III
                      OSKIE MASTER FUND, LP
                      OSKIE CAPITAL MANAGEMENT, LLC
                      CLIVE ROWE
                      DAVID M. MARKOWITZ
                      ENRICO DIGIROLAMO

[Remainder of page intentionally left blank]

ANNEX A

INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

        Marcato, Oskie and the other Marcato-Oskie Group Participants, including the Nominees, comprise the "participants" in the solicitation of proxies from Stockholders to vote in favor of the election of the Nominees to serve as directors on the Company's Board, to vote in favor of the appointment of the independent accountants, to vote in favor of the Company's proposal to approve, on an advisory basis, the Company's executive compensation and to vote in favor of the approval of the Stockholder Proposal, in each case as described further in this proxy statement. Information regarding the participants in the solicitation is set forth below. The terms "associate," "affiliate" and "participant" used in connection with the statements in this Annex A have the meaning ascribed to them in the Exchange, as amended.

        Except as described herein or in the proxy statement, none of Marcato, Oskie, the Marcato-Oskie Group Participants or any of the Nominees beneficially own any securities of the Company or have any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company's securities effected by the participants hereto within the past two years. Marcato and Oskie used their own assets and assets under their management to purchase the shares of Common Stock owned by them. The shares of Common Stock owned by the Oskie Stockholders were acquired by such Oskie Stockholders using prime brokerage account margin borrowing and cash on hand. The shares of Common Stock owned by the Oskie Stockholders have been held in brokerage custodian accounts which, from time to time in the ordinary course, may have utilized margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares of Common Stock may thereby have been subject to the terms and conditions of such margin debt and terms, together with all other securities held therein. No shares of Common Stock are currently held by any Marcato-Oskie Group Participant in accounts utilizing margin borrowing. Except as described herein or in the proxy statement, as of the date hereof, no part of the purchase price or market value of any of the shares of Common Stock held by Marcato or Oskie is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares of Common Stock.

        During the past ten years, none of Marcato, Oskie, the Marcato-Oskie Group Participants or any of the Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        Except as described herein or in the proxy statement, none of Marcato, Oskie, the Marcato-Oskie Group Participants or any of the Nominees is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

        Except as described herein or in the proxy statement, none of Marcato, Oskie, the Marcato-Oskie Group Participants or any of the Nominees is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.

        None of the Nominees has been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K.

PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS:

        The name, principal business address and the principal occupation or employment of Marcato, Oskie and the Marcato-Oskie Group Participants is set forth below.

MARCATO CAPITAL MANAGEMENT LLC

        Marcato Capital Management LLC is a Delaware limited liability company, whose principal business address is One Montgomery Street, Suite 3250, San Francisco, CA 94104. The principal business of Marcato Capital Management LLC is to purchase, sell, trade and invest in securities.

MARCATO, L.P.

        Marcato, L.P. is a Delaware limited partnership, whose principal business address is One Montgomery Street, Suite 3250, San Francisco, CA 94104. The principal business of Marcato, L.P. is to purchase, sell, trade and invest in securities.

MARCATO II, L.P.

        Marcato II, L.P. is a Delaware limited partnership, whose principal business address is One Montgomery Street, Suite 3250, San Francisco, CA 94104. The principal business of Marcato II, L.P. is to purchase, sell, trade and invest in securities.

MARCATO INTERNATIONAL MASTER FUND, LTD.

        Marcato International Master Fund, Ltd. is a Cayman Islands exempted company, whose principal business address is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay Grand Cayman, Cayman Islands KY1-9007. Marcato International Master Fund, Ltd. also has a business office c/o Marcato Capital Management LLC, One Montgomery Street, Suite 3250, San Francisco, CA 94104. The principal business of Marcato International Master Fund, Ltd. is to purchase, sell, trade and invest in securities.

RICHARD T. MCGUIRE III

        Richard T. McGuire III, a citizen of the United States of America, is the founder and managing member of Marcato Capital Management LLC. Mr. McGuire's principal business address is One Montgomery Street, Suite 3250, San Francisco, CA 94104.

OSKIE CAPITAL MANAGEMENT LLC

        Oskie Capital Management LLC is a Delaware limited liability company, whose principal business address is 10 East 53rd St., 31st Floor, New York, NY 10022. The principal business of Oskie Capital Management LLC is to purchase, sell, trade and invest in securities.

OSKIE MASTER FUND, LP

        Oskie Master Fund, LP is a Cayman Islands exempted limited partnership whose registered address is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, Georgetown, Grand Cayman, KY1-9005 Cayman Islands. Oskie Master Fund, LP also has a business office c/o Oskie Capital Management, LLC, 10 East 53rd St., 31st Floor, New York, NY 10022. The principal business of Oskie Master Fund, LP is to purchase, sell, trade and invest in securities.

DAVID MARKOWITZ

        David Markowitz, a citizen of the United States of America, is a founder and portfolio manager of Oskie Capital Management LLC. Mr. Markowtiz's principal business address is 10 East 53rd St., 31st Floor, New York, NY 10022.

CLIVE ROWE

        Clive Rowe, a citizen of Canada, is a founder and head of research of Oskie Capital Management LLC. Mr. Rowe's principal business address is 10 East 53rd St., 31st Floor, New York, NY 10022.

ENRICO DIGIROLAMO

        Enrico Digirolamo, a citizen of the United States of America, is Senior Vice President of Allstate Insurance. Mr. Digirolamo's principal business address is 2775 Sanders Road, Northbrook, IL 60062.

[Remainder of page intentionally left blank]

TRANSACTIONS IN THE SECURITIES OF THE COMPANY:

        Other than as set forth herein, none of Marcato, Oskie or the other Marcato-Oskie Group Participants, including any Nominee, is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.

        Other than as set forth herein, none of Marcato, Oskie or the other Marcato-Oskie Group Participants, including any Nominee, has effected any transactions in any securities of the Company in the last two years.

        As of the date hereof and as of the Record Date, Marcato I is the holder of record of 1,000 shares of Common Stock and the beneficial owner of [1,261,464] shares of Common Stock; Marcato II is the holder of record of 1,000 shares of Common Stock and the beneficial owner of [165,818] shares of Common Stock; Marcato International is the holder of record of 1,000 shares of Common Stock and the beneficial owner of [4,225,744] shares of Common Stock; Marcato and Mr. McGuire are the beneficial owners of [5,653,026] shares of Common Stock; Oskie Master Fund is the holder of record of 1,000 shares of Common Stock and the beneficial owner of 231,738 shares of Common Stock; Mr. Markowitz, Mr. Rowe and Oskie are the beneficial owners of 488,683 shares of Common Stock.(5)

Transactions by the Marcato-Oskie Group(6)

Transactions by Marcato
Marcato, L.P.

Trade Date	Amount of Securities Bought (Sold)(7)	Description of Securities
04/02/2012	13,524	Common Stock
04/03/2012	33,350	Common Stock
04/04/2012	27,821	Common Stock
04/05/2012	20,254	Common Stock
04/09/2012	43,817	Common Stock
04/30/2012	229	Common Stock
05/01/2012	61,628	Common Stock
05/02/2012	8,321	Common Stock
05/31/2012	30,954	Common Stock
06/29/2012	27,002	Common Stock
07/02/2012	8,312	Common Stock
07/19/2012	10,730	Common Stock
07/20/2012	11,222	Common Stock
07/25/2012	17,231	Common Stock

(5)
All beneficial ownership amounts provided in this paragraph include shares of Common Stock underlying options to purchase shares of Common Stock that are exercisable within 60 days.

(6)
Transactions marked with "*" indicate the exercise of an option. Transactions marked with "**" indicate the expiration of an option. Transactions marked with "***" indicate the termination of an option. Transactions marked with "****" indicate the reduction of an existing option position.

Trade Date	Amount of Securities Bought (Sold)(7)		Description of Securities
07/30/2012	20,812		Common Stock
07/31/2012	55,499		Common Stock
08/01/2012	11,177		Common Stock
08/14/2012	58,414		Common Stock
08/31/2012	24		Common Stock
09/28/2012	51,191		Common Stock
10/01/2012	39,783		Common Stock
10/02/2012	21,860		Common Stock
10/31/2012	2,163		Common Stock
11/01/2012	3,054		Common Stock
12/03/2012	54,361		Common Stock
12/31/2012	27,422		Common Stock
01/02/2013	7,970		Common Stock
01/07/2013	50,844		Common Stock
01/08/2013	22,552		Common Stock
01/11/2013	(100,983)		Common Stock
01/11/2013	(459,000)		American Style Listed Put Option; Strike $40; Exp. 03/16/2013
01/11/2013	459,000		American Style Listed Call Option; Strike $55; Exp. 03/16/2013
01/30/2013	2,295		Cash-Settled Equity Swap
01/31/2013	(35,700)	****	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
01/31/2013	35,700	****	American Style Listed Put Option; Strike $40; Exp. 03/16/2013
01/31/2013	5,650		Cash-Settled Equity Swap
02/01/2013	10,571		Cash-Settled Equity Swap
02/04/2013	70,530		Cash-Settled Equity Swap
02/05/2013	64,709		American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
02/06/2013	21,490		American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
02/06/2013	(6,851)		European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/06/2013	6,851		American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/07/2013	(14,835)		European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/07/2013	14,835		American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/25/2013	21,367		American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/25/2013	(21,367)		European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015

Trade Date	Amount of Securities Bought (Sold)(7)		Description of Securities
02/25/2013	(21,367)		Cash-Settled Equity Swap
02/26/2013	34,187		American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	(34,187)		European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	(34,187)		Cash-Settled Equity Swap
02/26/2013	77,240	***	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	(77,240)	*	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	77,240	*	Common Stock
02/26/2013	(86,199)	*	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
02/26/2013	86,199	*	Common Stock
02/27/2013	34,187		Common Stock
02/27/2013	(33,492)		Cash-Settled Equity Swap
03/14/2013	(423,300)	*	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
03/14/2013	423,300		Common Stock
03/15/2013	(423,300)	**	American Style Listed Put Option; Strike $40; Exp. 03/16/2013

(7)
Number of shares of Common Stock with respect to options and equity swaps indicates number of shares of Common Stock underlying options or number of shares of Common Stock referenced in such equity swaps, respectively.

Marcato II, L.P.

Trade Date	Amount of Securities Bought (Sold)(8)		Description of Securities
04/02/2012	3,997		Common Stock
04/03/2012	9,832		Common Stock
04/04/2012	8,203		Common Stock
04/05/2012	5,971		Common Stock
04/09/2012	13,002		Common Stock
04/30/2012	1,037		Common Stock
05/01/2012	17,935		Common Stock
05/02/2012	2,488		Common Stock
05/31/2012	857		Common Stock
07/02/2012	709		Common Stock
07/19/2012	2,296		Common Stock
07/20/2012	2,604		Common Stock
07/25/2012	4,035		Common Stock
07/30/2012	99		Common Stock
07/31/2012	264		Common Stock
08/01/2012	38		Common Stock
08/14/2012	10,794		Common Stock
08/31/2012	665		Common Stock
09/28/2012	2,931		Common Stock
10/01/2012	7,462		Common Stock
10/02/2012	3,159		Common Stock
10/31/2012	144		Common Stock
11/01/2012	3,340		Common Stock
12/03/2012	(12,775)		Common Stock
01/07/2013	3,729		Common Stock
01/08/2013	2,912		Common Stock
01/11/2013	(13,029)		Common Stock
01/11/2013	(59,200)		American Style Listed Put Option; Strike $40; Exp. 03/16/2013
01/11/2013	59,200		American Style Listed Call Option; Strike $55; Exp. 03/16/2013
01/30/2013	393		Cash-Settled Equity Swap
01/31/2013	(4,300)	****	American Style Listed Call Option; Strike $55; Exp. 03/16/2013

Trade Date	Amount of Securities Bought (Sold)(8)		Description of Securities
01/31/2013	4,300	****	American Style Listed Put Option; Strike $40; Exp. 03/16/2013
01/31/2013	1,776		Cash-Settled Equity Swap
02/01/2013	2,194		Cash-Settled Equity Swap
02/04/2013	8,463		Cash-Settled Equity Swap
02/05/2013	8,472		American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
02/06/2013	2,917		American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
02/06/2013	(905)		European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/06/2013	905		American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/07/2013	(1,960)		European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/07/2013	1,960		American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/25/2013	2,193		American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/25/2013	(2,193)		European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/25/2013	(2,193)		Cash-Settled Equity Swap
02/26/2013	3,509		American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	(3,509)		European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	(3,509)		Cash-Settled Equity Swap
02/26/2013	8,567	***	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	(8,567)	*	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	8,567	*	Common Stock
02/26/2013	(11,389)	*	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
02/26/2013	11,389	*	Common Stock
02/27/2013	3,509		Common Stock
02/27/2013	(2,370)		Cash-Settled Equity Swap
02/28/2013	4,754		Common Stock
02/28/2013	(4,754)		Cash-Settled Equity Swap
03/14/2013	(54,900	)*	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
03/14/2013	54,900		Common Stock
03/15/2013	(54,900	)**	American Style Listed Put Option; Strike $40; Exp. 03/16/2013

(8)
Number of shares of Common Stock with respect to options and equity swaps indicates number of shares of Common Stock underlying options or number of shares of Common Stock referenced in such equity swaps, respectively.

Marcato International Master Fund, Ltd.

Trade Date	Amount of Securities Bought (Sold)(9)	Description of Securities
04/02/2012	47,679	Common Stock
04/03/2012	117,476	Common Stock
04/04/2012	97,996	Common Stock
04/05/2012	71,364	Common Stock
04/09/2012	153,181	Common Stock
04/30/2012	5,734	Common Stock
05/01/2012	210,437	Common Stock
05/02/2012	29,191	Common Stock
05/31/2012	43,189	Common Stock
06/29/2012	82,998	Common Stock
07/02/2012	25,979	Common Stock
07/19/2012	36,974	Common Stock
07/20/2012	36,174	Common Stock
07/25/2012	55,034	Common Stock
07/30/2012	54,089	Common Stock
07/31/2012	144,237	Common Stock
08/01/2012	28,785	Common Stock
08/14/2012	180,792	Common Stock
08/31/2012	22,421	Common Stock
09/28/2012	73,998	Common Stock
10/01/2012	118,055	Common Stock
10/02/2012	59,981	Common Stock
10/31/2012	74,989	Common Stock
11/01/2012	101,106	Common Stock
12/03/2012	(41,586)	Common Stock
12/28/2012	55,000	Common Stock
12/31/2012	97,578	Common Stock
01/02/2013	25,030	Common Stock
01/07/2013	156,528	Common Stock
01/08/2013	67,888	Common Stock
01/11/2013	(303,988)	Common Stock

Trade Date	Amount of Securities Bought (Sold)(9)	Description of Securities
01/11/2013	(1,381,800)	American Style Listed Put Option; Strike $40; Exp. 03/16/2013
01/11/2013	1,381,800	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
01/30/2013	67,312	Cash-Settled Equity Swap
01/31/2013	40,000	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
01/31/2013	(40,000)	American Style Listed Put Option; Strike $40; Exp. 03/16/2013
01/31/2013	156,074	Cash-Settled Equity Swap
02/01/2013	54,235	Cash-Settled Equity Swap
02/04/2013	238,547	Cash-Settled Equity Swap
02/05/2013	216,779	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
02/06/2013	71,893	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
02/06/2013	(22,944)	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/06/2013	22,944	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/07/2013	(49,685)	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/07/2013	49,685	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/25/2013	101,440	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/25/2013	(101,440)	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/25/2013	(101,440)	Cash-Settled Equity Swap
02/26/2013	162,304	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	(162,304)	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	(162,304)	Cash-Settled Equity Swap
02/26/2013	336,373 ***	European Style OTC Put Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	(336,373) *	American Style OTC Call Option; Strike $25.00; Exp. 02/05/2015
02/26/2013	336,373 *	Common Stock
02/26/2013	(288,672) *	American Style OTC Call Option; Strike $0.00; Exp. 02/05/2015
02/26/2013	288,672 *	Common Stock
02/27/2013	162,304	Common Stock
02/27/2013	(164,138)	Cash-Settled Equity Swap
02/28/2013	88,286	Common Stock
02/28/2013	(88,286)	Cash-Settled Equity Swap
03/14/2013	(1,421,800) *	American Style Listed Call Option; Strike $55; Exp. 03/16/2013
03/14/2013	1,421,800	Common Stock
03/15/2013	(1,421,800) **	American Style Listed Put Option; Strike $40; Exp. 03/16/2013

(9)
Number of shares of Common Stock with respect to options and equity swaps indicates number of shares of Common Stock underlying options or number of shares of Common Stock referenced in such equity swaps, respectively.

Transactions by Oskie
Oskie Master Fund, L.P.

Trade Date	Amount of Securities Bought (Sold)(10)	Description of Securities
03/11/2011	3,000	Common Stock
03/15/2011	2,000	Common Stock
03/16/2011	1,000	Common Stock
03/18/2011	(5,000)	Common Stock
03/18/2011	44,725	Common Stock
03/22/2011	(5,000)	Common Stock
03/22/2011	(500)	Common Stock
03/22/2011	(5,000)	Common Stock
03/23/2011	(5,000)	Common Stock
03/23/2011	(5,000)	Common Stock
03/29/2011	(11,000)	Common Stock
03/30/2011	(6,000)	Common Stock
03/31/2011	(4,000)	Common Stock
04/01/2011	(2,000)	Common Stock
04/05/2011	(5,000)	Common Stock
04/07/2011	(10,950)	Common Stock
04/08/2011	(5,000)	Common Stock
04/11/2011	(20,000)	Common Stock
04/12/2011	35,000	Common Stock
04/14/2011	(5,000)	Common Stock
04/25/2011	(5,000)	Common Stock
04/26/2011	(20,000)	Common Stock
04/27/2011	(5,000)	Common Stock
05/02/2011	10,000	Common Stock
05/03/2011	5,000	Common Stock
05/03/2011	5,000	Common Stock
05/03/2011	20,000	Common Stock
05/05/2011	5,000	Common Stock
05/09/2011	5,000	Common Stock
05/12/2011	(10,000)	Common Stock
05/16/2011	(6,000)	Common Stock
05/17/2011	5,000	Common Stock
05/19/2011	(5,000)	Common Stock
05/19/2011	(8,000)	Common Stock
05/23/2011	(13,000)	Common Stock
05/24/2011	(13,000)	Common Stock
08/15/2011	11,000	Common Stock

Trade Date	Amount of Securities Bought (Sold)(10)		Description of Securities
08/16/2011	(11,000)		Common Stock
12/13/2011	9,697		Common Stock
12/14/2011	(5,100)		Common Stock
12/15/2011	(4,597)		Common Stock
12/16/2011	14,536		Common Stock
12/16/2011	2,400		Common Stock
12/19/2011	4,850		Common Stock
12/20/2011	6,300		Common Stock
12/21/2011	4,847		Common Stock
12/21/2011	9,693		Common Stock
01/09/2012	9,670		Common Stock
01/09/2012	33,800		American Style Listed Put Option; Strike $40; Exp. 01/21/2012
01/10/2012	4,835		Common Stock
01/11/2012	4,837		Common Stock
01/11/2012	(14,500)	****	American Style Listed Put Option; Strike $40; Exp. 01/21/2012
01/13/2012	(19,300)	****	American Style Listed Put Option; Strike $40; Exp. 01/21/2012
01/23/2012	2,901		Common Stock
01/24/2012	600		Common Stock
02/03/2012	(12,581)		Common Stock
02/13/2012	(5,807)		Common Stock
02/24/2012	(1,935)		Common Stock
04/04/2012	(4,400)		Common Stock
04/26/2012	7,258		Common Stock
04/30/2012	12,569		Common Stock
05/02/2012	15,600		American Style Listed Call Option; Strike $40; Exp. 05/19/2012
05/03/2012	(9,959)		Common Stock
05/04/2012	(2,417)		Common Stock
05/08/2012	(2,417)		Common Stock
05/11/2012	(4,834)		Common Stock
05/18/2012	(15,600)	**	American Style Listed Call Option; Strike $40; Exp. 05/19/2012
05/22/2012	(900)		Common Stock
05/23/2012	9,668		Common Stock
05/31/2012	7,254		Common Stock
06/1/2012	2,900		Common Stock
06/4/2012	2,902		Common Stock
07/13/2012	19,347		Common Stock
07/16/2012	8,219		Common Stock
07/19/2012	4,700		Common Stock
09/11/2012	(12,079)		Common Stock

Trade Date	Amount of Securities Bought (Sold)(10)		Description of Securities
09/13/2012	(4,832)		Common Stock
10/18/2012	(7,247)		Common Stock
10/19/2012	(10,900)		Common Stock
12/7/2012	(4,833)		Common Stock
12/10/2012	48,200		American Style Listed Call Option; Strike $45; Exp. 01/19/2013
12/11/2012	9,635		Common Stock
12/17/2012	48,200		American Style Listed Call Option; Strike $45; Exp. 01/19/2013
12/17/2012	4,816		Common Stock
01/02/2013	(3,000)	****	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
01/02/2013	(2,417)		Common Stock
01/07/2013	56,900		American Style Listed Call Option; Strike $50; Exp. 02/16/2013
01/07/2013	37,900		American Style Listed Call Option; Strike $50; Exp. 03/16/2013
01/11/2013	(9,483)		Common Stock
01/14/2013	(14,225)		Common Stock
01/15/2013	(47,400)	****	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
01/17/2013	(37,900)	****	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
01/18/2013	(8,100)	*	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
01/18/2013	8,100	*	Common Stock
02/05/2013	28,467		Common Stock
02/15/2013	(56,900)	*	American Style Listed Call Option; Strike $50; Exp. 02/16/2013
02/15/2013	56,900	*	Common Stock
03/14/2013	(37,900	)****	American Style Listed Call Option; Strike $50; Exp. 03/16/2013
03/14/2013	94,800		American Style Listed Call Option; Strike $60; Exp. 09/21/2013

(10)
Number of shares of Common Stock with respect to options indicates number of shares of Common Stock underlying options.

Oskie Managed Account

Trade Date	Amount of Securities Bought (Sold)(11)		Description of Securities
12/13/2011	10,303		Common Stock
12/14/2011	(5,500)		Common Stock
12/15/2011	(4,803)		Common Stock
12/16/2011	15,464		Common Stock
12/16/2011	2,600		Common Stock
12/19/2011	5,150		Common Stock
12/20/2011	6,700		Common Stock
12/21/2011	5,153		Common Stock
12/21/2011	10,307		Common Stock
01/09/2012	10,330		Common Stock
01/09/2012	36,200		American Style Listed Put Option; Strike $40; Exp. 01/21/2012
01/10/2012	5,165		Common Stock
01/11/2012	5,163		Common Stock
01/11/2012	(15,500	)****	American Style Listed Put Option; Strike $40; Exp. 01/21/2012
01/13/2012	(20,700	)****	American Style Listed Put Option; Strike $40; Exp. 01/21/2012
01/23/2012	3,099		Common Stock
01/24/2012	700		Common Stock
02/03/2012	(13,419)		Common Stock
02/13/2012	(6,193)		Common Stock
02/24/2012	(2,065)		Common Stock
04/04/2012	(4,600)		Common Stock
04/26/2012	7,742		Common Stock
04/30/2012	13,431		Common Stock
05/02/2012	16,600		American Style Listed Call Option; Strike $40; Exp. 05/19/2012
05/03/2012	(10,641)		Common Stock
05/04/2012	(2,583)		Common Stock
05/08/2012	(2,583)		Common Stock
05/11/2012	(5,166)		Common Stock
05/18/2012	(16,600	)**	American Style Listed Call Option; Strike $40; Exp. 05/19/2012
05/22/2012	(900)		Common Stock
05/23/2012	10,332		Common Stock
05/31/2012	7,746		Common Stock

Trade Date	Amount of Securities Bought (Sold)(11)		Description of Securities
06/01/2012	3,100		Common Stock
06/04/2012	3,098		Common Stock
07/13/2012	20,653		Common Stock
07/16/2012	8,781		Common Stock
07/19/2012	5,100		Common Stock
09/11/2012	(12,921)		Common Stock
09/13/2012	(5,168)		Common Stock
10/18/2012	(7,753)		Common Stock
10/19/2012	(11,700)		Common Stock
12/07/2012	(5,167)		Common Stock
12/10/2012	51,800		American Style Listed Call Option; Strike $45; Exp. 01/19/2013
12/11/2012	10,365		Common Stock
12/17/2012	51,800		American Style Listed Call Option; Strike $45; Exp. 01/19/2013
12/17/2012	5,184		Common Stock
01/07/2013	63,100		American Style Listed Call Option; Strike $50; Exp. 02/16/2013
01/07/2013	42,100		American Style Listed Call Option; Strike $50; Exp. 03/16/2013
01/11/2013	(10,517)		Common Stock
01/14/2013	(15,775)		Common Stock
01/15/2013	(52,600	)****	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
01/17/2013	(42,100	)****	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
01/18/2013	(8,900	)*	American Style Listed Call Option; Strike $45; Exp. 01/19/2013
01/18/2013	8,900	*	Common Stock
02/05/2013	31,533		Common Stock
02/15/2013	(63,100	)*	American Style Listed Call Option; Strike $50; Exp. 02/16/2013
02/15/2013	63,100	*	Common Stock
03/14/2013	(42,100	)****	American Style Listed Call Option; Strike $50; Exp. 03/16/2013
03/14/2013	105,200		American Style Listed Call Option; Strike $60; Exp. 09/21/2013

(11)
Number of shares of Common Stock with respect to options indicates number of shares of Common Stock underlying options.

Transactions by Nominees

        The transactions with respect to which Mr. McGuire may be deemed to be a beneficial owner by virtue of his position with Marcato Capital Management LLC have been set forth above.

        The transactions with respect to which Mr. Markowitz may be deemed to be a beneficial owner by virtue of his position with Oskie Capital Management, LLC have been set forth above.

        Mr. Digirolamo has had no transactions with respect to Company securities during the past two years.

PRELIMINARY COPY — SUBJECT TO COMPLETION DATED MARCH 18, 2013

TO SUBMIT A PROXY, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

WHITE PROXY CARD

PROXY FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS
OF LEAR CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF MARCATO, L.P.,
MARCATO II, L.P., MARCATO INTERNATIONAL MASTER FUND, LTD.,
MARCATO CAPITAL MANAGEMENT LLC
RICHARD T. MCGUIRE III, OSKIE MASTER FUND, LP,
OSKIE CAPITAL MANAGEMENT, LLC, CLIVE ROWE, DAVID M. MARKOWITZ
AND ENRICO DIGIROLAMO AND NOT ON BEHALF OF THE BOARD OF
DIRECTORS OF LEAR CORPORATION

The undersigned stockholder of Lear Corporation, a Delaware corporation (the “Company”), hereby constitutes and appoints Richard T. McGuire III and David M. Markowitz, and, each of them, as proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side of this proxy, all of the shares of common stock of the Company registered in the name of the undersigned, as of March 21, 2013, at the 2013 Annual Meeting of Stockholders to be held on [            ], 2013, at [            ] a.m. (Eastern Time) at Lear Corporation’s Corporate Headquarters, 21557 Telegraph Road, Southfield, Michigan 48033, and at any and all adjournments or postponements thereof. Receipt of the Notice of 2013 Annual Meeting and Proxy Statement is hereby acknowledged.

UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF MESSRS. MCGUIRE, MARKOWITZ AND DIGIROLAMO AND TO GRANT AUTHORITY TO VOTE FOR EACH OF THE COMPANY’S NOMINEES OTHER THAN [            ] AS DIRECTORS; “FOR” THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; “FOR” THE COMPANY’S PROPOSAL FOR THE COMPANY’S PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPANY’S EXECUTIVE COMPENSATION; “FOR” THE REPEALING OF ANY PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO NOVEMBER 9, 2009 WITHOUT THE APPROVAL OF THE STOCKHOLDERS; AND IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT THE MARCATO-OSKIE GROUP PARTICIPANTS DO NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE 2013 ANNUAL MEETING.

This proxy revokes all prior proxies given by the undersigned with respect to the 2013 Annual Meeting.

YOUR VOTE IS VERY IMPORTANT—PLEASE VOTE YOUR PROXY TODAY!
(continued and to be signed and dated on reverse side)

PLEASE VOTE TODAY!

TO SUBMIT A PROXY, PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED.

Please mark your votes as indicated in this example using dark ink only. ☒

WHITE PROXY CARD

THE MARCATO-OSKIE GROUP RECOMMENDS THAT YOU VOTE “FOR” ALL OF THE DIRECTORS SET FORTH BELOW:

1. Election of Directors	FOR ALL	WITHHOLD FOR ALL	*FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

Nominees:	☐	☐	☐
(01) Richard T. McGuire III
(02) David M. Markowitz
(03) Enrico Digirolamo

The persons who have been nominated by the Company to serve as directors other than [            ].

The participants are NOT seeking authority to vote for and WILL NOT exercise any authority to vote for [            ]. There is no assurance that any of the Company’s nominees will serve as directors if any or all of the Nominees are elected to the Board. You should refer to the proxy statement distributed by the Company for the names, background, qualifications and other information concerning the Company’s nominees.

(NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” BOX ABOVE AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS OTHER THAN [            ] BY WRITING THE NAMES OF SUCH COMPANY NOMINEES BELOW. YOUR SHARES WILL THEN BE VOTED FOR THE REMAINING NOMINEE(S).)

*Exceptions

THE MARCATO-OSKIE GROUP RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2 BELOW:

	FOR	AGAINST	ABSTAIN

2. To approve the Company’s proposal to ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2013.	☐	☐	☐

THE MARCATO-OSKIE GROUP RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3 BELOW:

	FOR	AGAINST	ABSTAIN

3. To approve, on an advisory basis, the Company’s executive compensation, as described further in the Company’s Proxy Statement.	☐	☐	☐

THE MARCATO-OSKIE GROUP RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 4 BELOW:

	FOR	AGAINST	ABSTAIN

4. To approve the repealing of any provision of or amendment to the Bylaws adopted by the Board subsequent to November 9, 2009 without the approval of the Stockholders.	☐	☐	☐

Other Matters: To vote in their discretion on all other matters that the Marcato-Oskie Group Participants do not know, a reasonable time before the solicitation, are to be presented at the 2013 Annual Meeting and on which the Stockholders are entitled to vote.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED

Dated:

Signature of Stockholder

Signature of Stockholder (if held jointly)

Name and Title of Representative (if applicable)

Please sign exactly as your name appears on this proxy. If shares of common stock are held by joint tenants, both holders should sign. When signing as executor, administrator, attorney, trustee, guardian or other representative, please give full title as such. If signing on behalf of a corporation, please sign in full corporate name by an authorized officer. If signing on behalf of a partnership, please sign in full partnership name by an authorized person.